Via Facsimile and U.S. Mail
Mail Stop 4720

June 18, 2009

Peter Wang
Chairman, Chief Executive Officer
China Biopharma, Inc.
75 Shuguang Road, Building B
Hangzhou, China 310007

Re: China Biopharma, Inc.
Form 10-KSB for Fiscal Year Ended December 31, 2007
Form 10-KSB Amendment # 1 for Fiscal Year Ended December 31, 2006
Form 10-KSB Amendment # 2 for Fiscal Year Ended December 31, 2007
Form 10-Q Amendment # 1 for the Quarterly Period Ended September 30, 2008
File No. 000-50005

Dear Mr. Wang:

    We have reviewed your March 27, 2009 response and amended filings to our February 6, 2009 letter and have the following additional comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments and/or request that you amend your filings.

Amendment 1 to Form 10-KSB for the Year Ended December 31, 2006

Part II. Item 8. Financial Statements And Supplementary Data

Notes To Consolidated Financial Statements

Note 1 – Organization And Nature Of Business, page F-7

1.   Refer to your response to Comment No. 6. On June 30, 2006, CBI acquired 100% of the outstanding stock of China Biopharma Limited ("CBL") by issuing 3 million shares of its restricted common stock. The Consolidated Statement of Changes in Stockholders' Equity reflects a purchase price of $1,473,914 for CBL based on a value placed on the restricted stock issued of approximately $0.50 cents per share, all of which was classified to Goodwill for 2006. Your response

letter states that CBL "was a holding company with a minimal quantity of assets and a relatively immaterial value….". Please provide an analysis of how you determined the value of your restricted stock issued to be $0.50 cents per share since this forms the basis for CBI's purchase price of CBL.

2. You state that Zhejiang Tianyuan Biotech Co. Ltd ("ZTBC") was formed on June 24, 2006 and funded on December 22, 2006. You state that CBL acquired 65% of the ownership at that time by investing $1,950,000 in cash into the joint venture and Zhejiang Tianyuan Bio-pharmaceutical Co. Ltd. ("Zhejiang Tianyuan") acquired 35% of the ownership at that time by investing $1,050,000 in cash into the joint venture for a total of $3 million in cash. Please describe the nature and business activity of ZTBC and tell us the facts and circumstances under which CBL obtained the $1.95 million in cash to make this investment in ZTBC. Further, in your letter dated March 27, 2009, you state in response to our Comment Number 3 that HCBD advanced Zhejiang Tianyuan $2.1 million "at the end of 2006". Did Zhejiang Tianyuan use a portion of this $2.1 million advance to them to pay their $1.050 million investment in ZTBC? Tell us where HCBD obtained the $2.1 million in cash to advance to Zhejiang Tianyuan.

3. ZTBC, between the period of April 2006 and December 2006, acquired 70% of the outstanding stock in HCBD from individual stockholders for a total of $3.2 million in cash. Of the remaining 30% minority interest, 20% is also owned by Zhejiang Tianyuan. Please provide an analysis how the purchase price was determined and a detailed purchase price allocation of the assets acquired and liabilities assumed.

Note 9 – Restatement To Reflect Correction Of Accounting Errors

4. Please explain your statement, on page F-21, that "The amount of $2,198,546 includes currency translation differences and represents an adjustment to prepaid expenses and other current assets to reflect a pre-merger transaction between the acquired subsidiary of the minority interest investor." Please explain this transaction including the journal entries you made and tell us how your accounting for it complies with GAAP.

5. On page F-24, your Restated Consolidated Statements Of Cash Flows is presented and you show the line item "Minority Interest" of $2,229,950 as a source of Cash Flows From Operating Activities. Tell us, citing specific paragraphs in SFAS 95 or other authoritative literature, how this presentation complies with GAAP and what this transaction represents.

Amendment 2 to Form 10-KSB for the Year Ended December 31, 2007

Part II. Item 8. Financial Statements And Supplementary Data

Notes To Consolidated Financial Statements

Note 2 – Summary Of Significant Accounting Policies

6.   You did not fully respond to previous comment 7 regarding commission revenue.
        We repeat the comment: Your revenue recognition accounting policy did not
        appear to address the two different arrangements under which you distribute
        products previously discussed on page 5. For the years ended December 31,
        2006 and 2007 and nine months ended September 30, 2008 provide us the
        amount of sales under each arrangement and how they are reported on the
        statement of operations. If commissions are not reported net explain why not
        including references to authoritative literature. Commissions should be reported
        separately from sales of product on the statement of operations. We note you do
        not carry any inventory. Explain why no inventory is ever reported on the
        balance sheet.

Impairment Loss Of Goodwill, page F-8

7.   Refer to your response to our Comment No. 8. After reduction for your
        impairment loss of $304,000, the remaining $1.457 million in Goodwill appears
        to be the original fair value of the restricted stock CBI issued to CBL to acquire
        100% of its ownership. It appears that CBL's only asset at December 31, 2007 is
        its 65% ownership in ZTBC and ZTBC's only asset at December 31, 2007 is its
        70% ownership in HCBD. Therefore the $1.457 million in Goodwill is
        supported only by the fair value of HCBD. Since you acknowledge that HCBD's
        value has been impaired by the $304,000 write down of ZTBC's investment in it,
        tell us why the $1.457 million Goodwill on the books of CBL has not been also
        impaired.

Other Receivables, page F-2

Receivable From Zhejiang Tianyuan Bio-pharmaceutical Co. Ltd. ("Zhejiang Tianyuan")

Refer to your response to our Comments No. 3, 4 and 10. In your response letter you
state that $2.1 million of the total $2.9 million of Other Receivables is an advance from
HCBD to Zhejiang Tianyuan. Zhejiang Tianyuan appears to own 20% of HCBD
directly and owns 35% of ZTBC (65% owned by CBL) which owns 70% of HCBD. It
appears as though the only reductions in this $2.1 million receivable were as follows:
    •   A reduction of $820,080 in July 2008 wherein you reduced the receivable and
        the book value of Zhejiang Tianyuan's minority interest in HCBD for this
        amount. However, the transaction did not reduce Zhejiang Tianyuan's 20%
        ownership in HCBD.

- A reduction of $1,012,700 in January 2009 wherein you reduced the receivable and the book value of Zhejiang Tianyuan's minority interest in ZTBC for this amount. This transaction did reduce Zhejiang Tianyuan's 35% ownership in ZTBC to zero.

We have the following comments on these two transactions:

8.   Regarding the $820,080 reduction in the receivable from Zhejiang Tianyuan by charging it against Zhejiang Tianyuan's minority interest in HCBD, please provide us your basis in GAAP for this accounting, citing specific authoritative literature. Since Zhejiang Tianyuan's 20% ownership in HCBD remained the same, explain what consideration or economic benefit CBI or HCBD received for $820,080 cash paid. Tell us why this reduction should not be considered a bad debt and charged to the Consolidated Statement of Operations in 2007.

9.   Regarding the $1,012,700 reduction in the receivable from Zhejiang Tianyuan by charging it against Zhejiang Tianyuan's minority interest in HCBD, please provide us your basis in GAAP, citing specific authoritative literature, for the accounting treatment given to this transaction. Provide us with the journal entries recorded on the books of each entity to record this transaction. It appears that since HCBD loaned the monies to Zhejiang Tianyuan, it would be the company that in essence paid $1,012,700 to Zhejiang Tianyuan for its 35% ownership in ZTBC. Tell us why this transaction should not be considered a purchase by HCBD of Zhejiang Tianyuan's ownership. If so, tell us what the fair value of ZTBC was at the date of this transaction and how it was calculated. Explain your accounting for any difference in 35% of ZTBC's fair value and the $1,012,700 paid by HCBD via the receivable reduction (i.e. Goodwill). Tell us what ZTBC's operations consist of other than a holding company for the 70% ownership in HCBD. Confirm that Zhejiang Tianyuan continues to own 20% of HCBD.

*   *   *   *

Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

Please contact James Peklenk, Staff Accountant, at (202) 551-3661, or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant